Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

*By Electronic Mail*

July 13, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 10, 2020 The Nasdaq Stock Market (the "Exchange") received from iShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

iShares iBonds Dec 2030 Term Treasury ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



Yolanda Goettsch